Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

June 12, 2026
Dear Shareholders

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo,130-0022

Tokyo Lifestyle Co., Ltd.

President and Representative

Director

Mei Kanayama

Notice of the 20th Ordinary General Meeting of Shareholders

We sincerely appreciate your continued support and kind attention.

You are cordially invited to attend the 20th Ordinary General Meeting of Shareholders of our company. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the attached Reference Documents for the General Meeting of Shareholders, indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form, and send it to our company so that it arrives by 4:30 PM on June 25, 2026.

Best regards,

Notice

1.	Date: Friday, June 26, 2026 at 11:00 AM (Reception starts at 10:00 AM)

2.	Place: Harumi Bldg. 5th Floor, Kotobashi 2-5-9, Sumida-ku, Tokyo, Japan

3.	Purpose

Matters to be reported:

Business Report for the 20th Fiscal Year (from April 1, 2025 to March 31, 2026)

Matters to be resolved:

Proposal 1	Approval of the Financial Statements for the 20th Fiscal Year

Proposal 2	Partial Amendments to the Articles of Incorporation
(Establishment of a Board of Auditors and Appointment of an Accounting Auditor)

Proposal 3	Appropriation of Surplus

Proposal 4	Appointment of Accounting Auditor

Proposal 5	Election of Three Corporate Auditors

The above

When attending the meeting, please bring this Notice of Convocation, the attached documents, and the Reference Documents for the General Meeting of Shareholders, and submit the enclosed Voting Rights Exercise Form to the reception desk.

Reference Documents for the General Meeting of Shareholders

Proposal 1: Approval of the Financial Statements for the 20th Fiscal Year

Approval is hereby requested, in accordance with applicable laws and regulations and the provisions of the Articles of Incorporation, for the financial statements of the Company’s 20th fiscal year (from April 1, 2025 to March 31, 2026).

These financial statements have undergone a voluntary audit by an independent audit firm serving as the accounting auditor; however, they have not been audited under the Companies Act by a Board of Corporate Auditors or an Accounting Auditor in the capacity of a company with such institutions established. Such audits are scheduled to commence from the 21st fiscal year.

Proposal 2: Partial Amendments to the Articles of Incorporation (Establishment of a Board of Auditors and Appointment of an Accounting Auditor)

Reason for the Amendments

In connection with the establishment of an Accounting Auditor, the Company proposes to partially amend the current Articles of Incorporation in accordance with the provisions of the Companies Act by newly establishing provisions regarding the Accounting Auditor.

2.	Details of the Amendments

(1)	In connection with the Company’s transition to a company with a Board of Corporate Auditors, new provisions relating to the Board of Corporate Auditors and Corporate Auditors shall be established in the Articles of Incorporation.

(2)	New provisions shall be established to provide that the number of Corporate Auditors shall be three (3) or more, and that a majority of such Corporate Auditors shall be Outside Corporate Auditors.

(3)	In addition, necessary amendments shall be made, including renumbering of articles resulting from the above additions and other related revisions.

Proposal 3: Appropriation of Surplus

The Company hereby requests approval for the distribution of dividends from surplus as set forth below, with March 31, 2026 (Tuesday) as the record date.

Details

Type of dividend property: Cash

Matters concerning the allocation of dividend property: JPY 1.890 per share of common stock

Total amount of dividends: JPY 79,999,557

Effective date of dividend distribution: June 30, 2026

Dividend Payment Commencement Date: September 14, 2026

Dividend Payment End Date: September 30, 2026

Proposal 4: Appointment of Accounting Auditor

The Company requests approval for the appointment of Sakurazaka Audit Corporation as the Accounting Auditor.

Proposal 5: Election of Three Corporate Auditors

As the Company will transition to a company with an Audit & Supervisory Board, subject to the approval and adoption of Proposal No. 2, we hereby request the election of three (3) Audit & Supervisory Board Members.

Mr. Keiichi Kimura, who currently serves as an Audit & Supervisory Board Member, is scheduled to resign upon the conclusion of this General Meeting. This resignation is intended to align the terms of office of all newly elected Audit & Supervisory Board Members following the transition to a company with an Audit & Supervisory Board pursuant to Proposal No. 2, thereby facilitating the smooth operation of the Audit & Supervisory Board.

Accordingly, we request the election of the following three individuals as Audit & Supervisory Board Members. The remuneration of the Audit & Supervisory Board Members shall be determined within the total amount of remuneration previously approved by resolution of the shareholders’ meeting.

The candidates for Corporate Auditor are as follows:

Candidate Number	Name (Date of birth)	Brief Biography, Position, Significant Concurrent Positions, and Special Interests with the Company.	Number of Company’s Shares Held
1	Keiichi Kimura (February 9, 1966) Reappointment

(Career summary and position)

November 2014 Joined Takuetsu Co., Ltd.

June 2020 Appointed as Corporate Auditor of the Company

October 2021 Appointed as Inside Corporate Auditor of the Company

June 2025 Reappointed as Internal Corporate Auditor of the Company (incumbent)

(Significant Concurrent Positions)
None

(Special Interests with our Company)

None

0 shares
2	Akira Kotajima (August 20, 1984) New Appointment

(Career summary and position)

December 2013 Joined DinnerBank Co., Ltd.

March 2016 Appointed Representative Director of DinnerBank Co., Ltd.

July 2024 Resigned as Representative Director of DinnerBank Co., Ltd.

July 2024 Left DinnerBank Co., Ltd.

(Significant Concurrent Positions)
None

(Special Interests with our Company)
None

0 shares
3	Yoshie Nakamura (November 8, 1978) New Appointment

(Career summary and position)

March 2017 Joined Shinichi Shoji Co., Ltd.

November 2022 Retired from Shinichi Shoji Co., Ltd.

July 2023 Joined Kosei Co., Ltd.

(Significant Concurrent Positions)

None

(Special Interests with our Company)

None

0 shares

*	Among the above candidates, Mr. Akira Kotajima and Ms. Yoshie Nakamura are candidates for Outside Corporate Auditor as defined in Article 2, Item 16 of the Companies Act.

Appendix

Current Articles of Incorporation		Proposed Amendments
(Organs)		(Organs)

Article 4	In addition to the General Meeting of Shareholders and Directors, the Company shall establish the following organs: 1.Board of Directors 2.Corporate Auditors	Article 4

In addition to the General Meeting of Shareholders and Directors, the Company shall establish the following organs:

1.Board of Directors

2.Corporate Auditors

3.Board of Corporate Auditors

4.Accounting Auditor

Chapter 5 Corporate Auditors		Chapter 5 Corporate Auditors

(Number of Corporate Auditors)		(Number of Corporate Auditors)

Article 26	The Company shall have no more than ten (10) Corporate Auditors.	Article 26	The Company shall have no fewer than three (3) and no more than ten (10) Corporate Auditors.

(Method of Election)		(Method of Election)

Article 27	Resolutions for the election of Corporate Auditors shall be adopted at a General Meeting of Shareholders by a majority of the voting rights of the shareholders present at the meeting who hold one-third or more of the voting rights exercisable by all shareholders.	Article 27	Resolutions for the election of Corporate Auditors shall be adopted at a General Meeting of Shareholders by a majority of the voting rights of the shareholders present at the meeting who hold one-third or more of the voting rights exercisable by all shareholders.

(Term of Office)		(Term of Office)

Article 28	The term of office of a Corporate Auditor shall expire at the conclusion of the Ordinary General Meeting of Shareholders relating to the final fiscal year ending within four (4) years after the election.	Article 28	The term of office of a Corporate Auditor shall expire at the conclusion of the Ordinary General Meeting of Shareholders relating to the final fiscal year ending within four (4) years after the election.

	2. The term of office of a Corporate Auditor elected as a substitute for a Corporate Auditor who retired before the expiration of his or her term shall continue until the expiration of the term of office of the retired Corporate Auditor.		2. The term of office of a Corporate Auditor elected as a substitute for a Corporate Auditor who retired before the expiration of his or her term shall continue until the expiration of the term of office of the retired Corporate Auditor.

(Remuneration, etc.)		(Remuneration, etc.)

Article 29	The remuneration, etc. of Corporate Auditors shall be determined by resolution of the General Meeting of Shareholders.	Article 29	The remuneration, etc. of Corporate Auditors shall be determined by resolution of the General Meeting of Shareholders.

Current Articles of Incorporation		Proposed Amendments
(Exemption from Liability of Corporate Auditors)		(Exemption from Liability of Corporate Auditors)

Article 30	The Company may, by resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from liability for damages under Article 423, Paragraph 1 of the Companies Act, to the extent permitted by laws and regulations, limited to the amount obtained by deducting the minimum liability amount prescribed by laws and regulations from the total amount of liability for damages.	Article 30	The Company may, by resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from liability for damages under Article 423, Paragraph 1 of the Companies Act, to the extent permitted by laws and regulations, limited to the amount obtained by deducting the minimum liability amount prescribed by laws and regulations from the total amount of liability for damages.

2. Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with a Corporate Auditor limiting liability for damages arising from negligence in the performance of duties; provided, however, that the limit of liability under such agreement shall be the higher of either an amount predetermined to be no less than JPY 1,000,000 or the minimum liability amount prescribed by laws and regulations.

2. Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with a Corporate Auditor limiting liability for damages arising from negligence in the performance of duties; provided, however, that the limit of liability under such agreement shall be the higher of either an amount predetermined to be no less than JPY 1,000,000 or the minimum liability amount prescribed by laws and regulations.

(Convocation of the Board of Corporate Auditors)

		Article 31	Notice of a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that this period may be shortened in cases of urgent necessity.

2. A meeting of the Board of Corporate Auditors may be held without following the convocation procedures if all Corporate Auditors consent thereto.

(Rules of the Board of Corporate Auditors)

		Article 32	Matters concerning the Board of Corporate Auditors shall be governed not only by laws and regulations and these Articles of Incorporation, but also by the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Current Articles of Incorporation	Proposed Amendments
No corresponding provision.	Chapter 6 Accounting Auditor

(Election of Accounting Auditor)

	Article 33	The Accounting Auditor shall be elected by resolution of the General Meeting of Shareholders.

(Term of Office of Accounting Auditor)

	Article 34	The term of office of the Accounting Auditor shall expire at the conclusion of the Ordinary General Meeting of Shareholders relating to the final fiscal year ending within one (1) year after the election.

2. Unless otherwise resolved at the Ordinary General Meeting of Shareholders referred to in the preceding paragraph, the Accounting Auditor shall be deemed to have been reappointed at such meeting.

(Remuneration, etc. of Accounting Auditor)

	Article 35	The remuneration, etc. of the Accounting Auditor shall be determined by the Representative Director with the consent of the Board of Corporate Auditors.

(Exemption from Liability of Accounting Auditor)

	Article 36	The Company may, by resolution of the Board of Directors, exempt the Accounting Auditor (including former Accounting Auditors) from liability for damages under Article 423, Paragraph 1 of the Companies Act, to the extent permitted by laws and regulations, limited to the amount obtained by deducting the minimum liability amount prescribed by laws and regulations from the total amount of liability for damages.

2. Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with the Accounting Auditor limiting liability for damages arising from negligence in the performance of duties; provided, however, that the limit of liability under such agreement shall be the higher of either an amount predetermined to be no less than JPY 1,000,000 or the minimum liability amount prescribed by laws and regulations.

(Attachments)

Business Report

From April 1, 2025

To March 31, 2026

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported later and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

1.	Current Status of the Company

(1)	Progress and Results of the Project

During the current fiscal year, while the U.S. economy showed resilience in consumer spending and the employment market, significant regional disparities emerged due to factors such as the delayed recovery of the Chinese economy and concerns over an economic slowdown in Europe. As a result, the overall outlook remained uncertain. Furthermore, prolonged monetary tightening and ongoing geopolitical risks, coupled with exchange rate fluctuations, began to impact international trade.

In the domestic economy, a moderate recovery trend continued, driven by a recovery in consumer spending against the backdrop of improving employment and income conditions, as well as the expansion of inbound tourism demand. On the other hand, the environment surrounding corporate activities remains challenging, with issues such as a worsening labor shortage, persistently high resource and energy prices, and rising prices due to the weak yen.

Under these conditions, the Company has worked to secure sales opportunities while responding to changes in customer demand trends and shifts in regulatory and logistics environments in various countries, with the aim of stabilizing overseas transactions. At the same time, we have worked to strengthen our sales capabilities and improve operational efficiency at our domestic stores, striving to reinforce our earnings base.

As a result, for the current fiscal year, the Company’s net sales amounted to 38,783,862 thousand yen (up 59.1% year-on-year), operating income was 309,111 thousand yen (up 39.7% year-on-year), and ordinary income was 193,321 thousand yen (up 688.9% year-on-year).

(2)	Fundraising Status

①	To fund working capital, we have borrowed 300,000,000 yen from Tokushin G.K. of which our Representative Director, Kanayama, serves as a representative partner.

(3)	Changes in Financial Position and Profit or Loss

(Unit: 1,000 yen)

Period \division	17th period Fiscal Year Ended March 2023	18th period Fiscal Year Ended March 2024	19th period Fiscal Year Ended March 2025	20th period Fiscal Year Ended March 2026
Sales	21,667,575	25,615,177	24,373,722	38,783,862
Ordinary Income	192,962	328,353	24,506	193,321
Net Income	△884,219	216,417	△90,736	39,659
Net Income per share(yen)	△24	5	△2	1
Total Asset	22,505,180	21,054,009	18,704,887	30,583,696
Net Worth	4,701,910	5,701,950	5,615,656	5,575,316

Note: Net income per share is calculated based on the total number of shares issued at the end of the fiscal year.

(4)	Issues to be addressed by the company

The business and financial issues that we should prioritize are as follows.

■

Improvement and Stabilization of Internal Control Systems

To address the diversification of risks associated with our business expansion, we have been working to strengthen our internal control systems. Specifically, we have reviewed our business processes and ensured the thorough implementation and operation of internal controls, while also striving to raise compliance awareness and strengthen our risk management framework, thereby promoting the improvement and stabilization of our internal control systems.

■

Restructuring the Business Model to Strengthen the Revenue Base

As part of our efforts to achieve sustainable growth and improve profitability, we will review our operational structure and restructure our store strategy to improve the profitability of unprofitable stores in our domestic business. In our overseas business, we will work to stabilize existing transactions while promoting full-scale business expansion into Southeast Asia to expand our sales channels and strengthen our business foundation. Furthermore, to improve profitability across the entire company, we will work to improve profit margins by reviewing our product mix and transaction terms, and we will promote the restructuring of a sustainable business model.

To overcome the challenges outlined above, we will make every effort as a company. We ask for the continued guidance and support of our shareholders.

(5)	Principal Businesses (as of March 31, 2026)

Management of domestic drug stores

Domestic e-commerce operation and management

Domestic and overseas (including trading) wholesale

(6)	Major business establishments and stores

Head Office	2-5-9 Kotobashi, Sumida-ku, Tokyo Harumi Building
Tokyo Sales Department	16F, Island Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo
Saitama Center	3-1-5 Koshigaya City Distribution Complex, Saitama

Subsidiary Offices

trade name	location
Tokyo Lifestyle Limited	Unit 11, 12/F., Wing On Plaza, No.62 Mody Road, Tsim Sha Tsui East, Kowloon

The names and locations of domestic drugstores are as follows

Store Name	location	Store Name	location
Nishi Kasai Yokohama Chinatown	Edogawa-Ku, Tokyo Yokohama City, Kanagawa	Koshigaya-Ryutsudanchi Quiz Gate Urawa Nishi Kawaguchi	Koshigaya City, Saitama Urawa City, Saitama Kawaguchi City, Saitama

(7)	Status of employees (as of March 31, 2026)

Number of Employees	Change from the end of the previous fiscal year	Average age	Average length of service
85	-19	42 years and 5 months old	5 years 3 months

Note:	The number of employees includes part-time workers (34).

(8)	Status of important subsidiaries

Company Name	location	Paid-in Capital	Description of Business	Investment Ratio
Tokyo Lifestyle Limited	Hong Kong	HK$15.95 million	Wholesale & Retail Trade	100％

(9)	Major borrowers and borrowing amounts (as of March 31, 2026)

①	Commitment Line Agreement

(Unit: 1,000 yen)

Loans	Outstanding Balance
Mizuho Bank Ltd.	1,248,614
MUFG Bank Ltd.	1,025,724
Resona Bank, Inc.	841,096
Sumitomo Mitsui Banking Corporation, Ltd.	756,986

Note:	1.	To procure stable and efficient working capital, the Company has entered into a commitment line agreement with a maximum borrowing amount of 7,850,000,000 yen. The agreement is a syndicated loan and is cofinanced by a total of 17 banks led by MUFG Bank, Ltd. and Mizuho Bank, Ltd.

Note:	2.	The outstanding balance of loans executed at the end of the fiscal year under this contract is 6,732,147,000 yen.

2.	Status of Stocks (as of March 31, 2026)

①	Total number of shares authorized: 100,000,000 shares

②	Total number of shares issued: 42,327,806 shares

③	Number of shareholders: 3

④	Principal Shareholders

Name of Shareholder	Number of shares held	Percentage of shares held
THE BANK OF NEW YORK MELLON	21,536,266 shares	50.88%
Tokushin G.K.	13,575,104 shares	32.07%
Mei Kanayama	7,216,436 shares	17.05%

NOTE: THE BANK OF NEW YORK MELLON IS A DEPOSITARY SECURITIES COMPANY THAT ISSUES AMERICAN DEPOSITARY RECEIPTS (ADR).

3.	Matters Concerning the Company’s Stock Acquisition Rights, etc. (as of March 31, 2026)

The total number of stock acquisition rights as of the end of the fiscal year under review is as follows.

(1)	First series of stock acquisition rights

①	Total number of stock acquisition rights: 300,000 units

②	Type and number of shares subject to stock acquisition rights 300,000 shares of the Company’s common stock represented by U.S. depositary shares in the U.S.

③	Amount paid for stock acquisition rights

US$0.01 divided by the number of Stock Acquisition Rights offered

④	Value of assets invested in the exercise of stock acquisition rights

US$4.80 per common stock

⑤	Period for exercising stock acquisition rights

From July 6, 2022, to January 7, 2027

⑥	Increased capital and capital reserves in the case of issuance of shares through the exercise of stock acquisition rights

1.	Amount of capital increased by the exercise of stock acquisition rights

The amount shall be one-half of the maximum amount of increase in capital, etc., calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, and if a fraction of less than 1 yen is obtained because of the calculation, the amount shall be rounded up.

2.	Amount of capital reserves to increase due to the exercise of stock acquisition rights

The amount shall be calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, minus the amount of capital increase from the maximum amount of increase in capital, etc.

⑦	Allottee of Stock Acquisition Rights - Univest Securities, LLC

(2)	2nd Series of Stock Acquisition Rights

①	Total number of stock acquisition rights: 5,862,552

②	Type and number of shares subject to stock acquisition rights

5,862,552 shares of the Company’s common stock represented by U.S. depositary shares in the U.S.

③	Amount paid for stock acquisition rights

No payment required

④	Value of assets invested in the exercise of stock acquisition rights

US$0.27391 per common stock

⑤	Period for exercising stock acquisition rights

From January 30, 2024, to July 30, 2029

⑥	Increased capital and capital reserves in the case of issuance of shares through the exercise of stock acquisition rights

1.	Amount of capital increased by the exercise of stock acquisition rights

The amount shall be one-half of the maximum amount of increase in capital, etc., calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, and if a fraction of less than 1 yen is obtained because of the calculation, the amount shall be rounded up.

2.	Amount of capital reserves to increase due to the exercise of stock acquisition rights

The amount shall be calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, minus the amount of capital increase from the maximum amount of increase in capital, etc.

⑦	Assignee of Stock Acquisition Rights

Assignee	Number of allocations
LIND GLOBAL FUND II LP	746,269
S.H.N. FINANCIAL INVESTMENTS LTD	638,669
L1 CAPITAL GLOBAL OPPORTUNITIES MASTER FUND	746,269
ALTO OPPORTUNITY MASTER FUND,	746,269
INTRACOASTAL CAPITAL LLC	746,269
CVI Investments, By: Heights Capital Management, Inc.,	746,269
Hudson Bay Master Fund Ltd.	746,269
Empery Asset Master, LTD	414,861
Empery Tax Efficient, LP	147,466
Empery Tax Efficient III, LP	183,942

4.	Matters Concerning Company Officers (as of March 31, 2026)

(1)	Status of Directors and Corporate Auditors

Position	Name	Status of responsibilities and important concurrent positions
President and Representative Director	Mei Kanayama	President & CEO
Director	Yoichiro Haga	Executive Officer, Administrative Departments
Director	Tetsuya Sato	Director, Japan International Medical Association Representative Director, CBJ, Inc.
Director	Yoji Takenaka	Lawyer
Corporate Auditor	Keiichi Kimura	Administrative scrivener

Note:	1.	Directors Tetsuya Sato and Yoji Takenaka are outside directors as defined in Article 2, Item 15 of the Companies Act.

2.	Tadao Iwamatsu and Junji Sato resigned from their positions as auditors effective as of the Annual General Meeting of Shareholders held on June 27, 2025.

(2)	Total amount of remuneration, etc. of officers for the current fiscal year

(Unit: 1,000 yen)

			Total amount by type of remuneration, etc.
District	Number of members	Total amount of remuneration, etc.	Monetary Rewards	Performance- linked remuneration, etc.	Non- monetary remuneration, etc.
Director	4 persons	55,200	55,200	—	—
(Outside Directors)	(2 persons)	(7,200)	(7,200)	(—)	(—)
Corporate Auditor	3 persons	4,150	4,150	—	—
(Outside Corporate Auditors)	(2 persons)	(900)	(900)	(—)	(—)
Total	7 persons	59,350	59,350	—	—
(Outside Officers)	(4 persons)	(8,100)	(8,100)	(—)	(—)

Note:	1.	The maximum amount of remuneration for directors was resolved to be 150,000,000 yen per year at the Ordinary General Meeting of Shareholders held on May 26, 2021.

2.	The maximum amount of remuneration for Board of Corporate Auditors was resolved to be 30,000,000 yen per year at the Extraordinary General Meeting of Shareholders held on October 19, 2021.

5.	System to ensure the appropriateness of business operations (as of March 31, 2026)

(1)	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

①	Directors of the Company and its subsidiaries shall comply with laws and regulations and Articles of Incorporation and promote the establishment of a compliance system.

②	Directors of the Company and its subsidiaries shall establish a compliance system to ensure that employees comply with laws and regulations and the Articles of Incorporation and shall manage and supervise the status of compliance.

③	Board of Corporate Auditors Members shall investigate the status of the compliance system and whether there are any problems with laws and regulations or the Articles of Incorporation, and report to the Board of Directors. The Board of Directors shall periodically review the compliance system and strive to identify problems and make improvements.

④	The Company shall establish rules for whistleblowing and establish a whistleblowing system to promptly report and consult with directors and employees of the Company and its subsidiaries if they discover an act that is suspected of violating laws and regulations.

(2)	System for the storage and management of information related to the execution of duties by directors

①	Information related to the execution of duties by directors shall be prepared and stored in accordance with laws and regulations and internal regulations, etc., by establishing document management regulations, etc. In addition, if necessary, the Company shall manage the information in a state where it can be viewed by Directors, Corporate Auditors, Accounting Auditors, etc.

②	The status of the creation, storage, and management of information related to the execution of duties by directors shall be audited by Corporate Auditors.

(3)	Regulations and other systems related to the management of the risk of loss

①	The Company shall formulate the Basic Rules for Risk Management as the basis of the risk management system for the entire Group and establish a risk management system in accordance with the Regulations. In addition, in the event of an unforeseen situation, the Company shall establish a Crisis Management Committee chaired by the President and Representative Director and shall establish a system to prevent and minimize the spread of damage by responding promptly with the advice of legal advisors and others.

②	Directors and employees shall organize the content of their duties with regard to risk management in each department, grasp, analyze, and evaluate inherent risks, consider and implement appropriate measures, and periodically review the status of such risk management.

③	Corporate Auditors shall audit the status of risk management in each division and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system and strive to identify problems and improve them.

(4)	System to ensure efficient execution of duties by directors

①	With the aim of increasing corporate value, we will work to achieve our goals based on a business plan formulated based on our corporate philosophy, and manage the progress of our goals.

②	In addition to the regular Board of Directors meeting (once a month), extraordinary meetings of the Board of Directors shall be held as necessary as the basis of the system to ensure that the execution of duties by directors is carried out efficiently.

③	The Company shall establish various internal regulations, such as the Regulations on the Segregation of Duties, the Regulations on Administrative Authority and Decision-Making Authority, and establish a system for the proper and efficient execution of duties by clarifying the authority and responsibilities of each officer.

④	The Company shall supervise the establishment and operation of internal control systems at its subsidiaries to ensure a balance between ensuring the efficiency and promptness of the execution of duties by directors.

(5)	System to ensure the appropriateness of business operations of the corporate group consisting of the Company and its subsidiaries

To ensure the appropriate business operations of the entire Group, including subsidiaries, we will strive to build a compliance system for the entire Group.

(6)	System for employees who assist the duties of Corporate Auditors and the independence of such employees from Directors;

Matters concerning the effectiveness of instructions to the employees

Employees who assist in the duties of the Corporate Auditors shall be assigned to assist the Corporate Auditors when requested, and the consent of Corporate Auditor shall be obtained for the transfer and evaluation of such employees.

(7)	System for directors and employees to report to Corporate Auditors, other systems for reporting to Corporate Auditors, and other systems to ensure that audits by Corporate Auditors are conducted effectively

①	Directors and employees of the Company and its subsidiaries shall immediately report to the Corporate Auditors of the Company any fact that may cause significant damage to the Company.

②	Corporate Auditors shall attend important meetings of the Board of Directors, etc. and receive reports from the directors of the Company and its subsidiaries on the status of the execution of the duties for which they are responsible.

③	Corporate Auditors may inspect important documents related to the execution of business, such as approval documents, and request explanations from directors and employees of the Company and its subsidiaries.

④	Corporate Auditors and Representative Director shall hold regular meetings to exchange opinions in order to promote mutual communication.

(8)	To ensure that people who report to the Corporate Auditors are not treated unfavorably because of such reports system

The Company and its subsidiaries shall prohibit any person who reports unfavorably to a person who has reported to the Corporate Auditors on the grounds that he or she has made a report and shall ensure that this is fully informed.

(9)	Matters concerning procedures for advance payment or reimbursement of expenses incurred in the execution of duties by Corporate Auditors and other policies related to the processing of expenses or liabilities incurred in the execution of such duties

When a Corporate Auditors requests advance payment or reimbursement of expenses incurred in the execution of his/her duties, we will respond promptly.

(10)	Basic Approach to the Elimination of Anti-Social Forces and Status of Development

To ensure sound corporate management, we will take a resolute stance against antisocial forces.

Our basic policy is not to have any relationship whatsoever.

The General Affairs Department is the department that oversees the response to anti-social forces, and the General Manager is responsible for it. In addition, we work closely with external organizations such as corporate lawyers, the police, and the Federation of Special Violence Prevention Measures under the jurisdiction of the Metropolitan Police Department to develop a system and collect information that enables the organization to respond promptly, and to thoroughly educate employees.

6.	Overview of the operational status of the system to ensure the appropriateness of business operations

The Company has established a system to ensure the appropriateness of business operations, and the Board of Directors and other meetings continuously identify and analyze management risks and consider countermeasures. As a result, we review internal regulations and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by Corporate Auditors, Corporate Auditors also attend important internal meetings to monitor the status of business execution and risks related to compliance. In addition, we regularly conduct internal audits to verify that our day-to-day operations do not violate laws and regulations, the Articles of Incorporation, internal regulations, etc.

Financial statements

Balance Sheet

As of March 31, 2026

(Unit: 1,000 yen)

Assets			Liabilities
Accounts	Amount		Accounts	Amount
Current Assets		20,751,282	Current Liabilities	23,840,527
Cash & deposits		251,215	Accounts payable	16,022,856
Accounts receivable		17,697,613	Short-term borrowings	6,910,459
Products		1,954,805	Long-term loans to be repaid within one year	168,220
Previous payment		13,962	Payables	151,203
For prepayment		11,020	Accrued expenses	3,314
Short-term loans		178,312	Advance payments	329,278
Reimbursement		300,292	Deposit	5,565
Unearned money		139,007	Accrued corporate taxes, etc.	219,353
Accrued refundable consumption tax, etc.		383,612	Accrued consumption tax, etc.	9,783
Allowance for bad debts	△	178,560	Short-term lease obligations	12,953
Fixed Assets		9,819,604	Bonus allowance	1,507
Property, plant and equipment		152,079	Point allowance	221
Facilities attached to the building		212,441	Contractual liabilities	5,810
Vehicle transport equipment		9,090	Fixed Liabilities	1,167,851
Tools, Equipment, and Fixtures		116,111	Long-term borrowings	500,000
Tangible leased assets		82,707	Deposit	31,922
Accumulated depreciation	△	268,271	Long-term payables	54,334
Intangible Assets		208,631	Long-term lease obligations	13,878
Intangible leased assets		3,813	Provision for retirement benefits	45,763
Software		204,818	Asset retirement obligations	75,359
Investments and other assets		9,458,894	Deferred tax liabilities	446,593
Investment		2,010	Total Liabilities	25,008,379
Deposit		120,022	Equity
Deposit		104,048	Accounts	Amount
Insurance reserve fund		27,342	Shareholders’ Equity	5,575,305
Recycling deposits		8	Paid-in capital	10,000
Long-term upfront costs		1,804	Capital surplus	3,655,033
Long-term unearned income		1,622,183	Capital reserve	3,655,033
Shares of affiliated companies		682,673	Retained earnings	9,458,894
Long-term accounts receivable		6,984,870	Other retained earnings	1,910,271
Allowance for bad debts	△	86,070	Retained earnings carried forward	1,910,271
Deferred Assets		12,808	Stock Acquisition Rights	11
Share grant costs		12,808	Total Equity	5,575,316
Total Assets		30,583,696	Total Liabilities and Equity	30,583,696

Statement of income

From April 1, 2025

To March 31, 2026

(Unit: 1,000 yen)

Accounts	Amount
Sales			38,783,862
Cost of Goods Sold			36,161,287
Gross Profit			2,622,575
Selling, General and Administrative Expenses			2,313,464
Operating Profit			309,111
Non-Operating Income
Interest income and dividends	7,717
Foreign exchange gain	26
Miscellaneous income	104,921		112,665
Non-Operating Expenses
Interest expense	177,711
Deferred asset amortization	15,369
Loan fees	29,928
Miscellaneous loss	5,446		228,456
Ordinary Income			193,321
Extraordinary Profits
Gain on sale of fixed assets	378,569		378,569
Extraordinary Losses
Loss on cancellation of lease	5,582
Consumption taxes for prior periods	378,873		384,456
Net income before income taxes			187,434
Corporate tax, resident tax and business tax			219,353
Adjustment of corporate income taxes		△	71,579
Net Income			39,659

Statement of Changes in net assets

From April 1, 2025

To March 31, 2026

(Unit: 1,000 yen)

	Shareholders’ Equity
		Capital Surplus		Retained Earnings
				Other retained earnings
	Paid-in Capital	Capital Reserve	Total capital Surplus	Retained earnings carried forward		Total Retained Earnings		Total Shareholders’ Equity		Stock Acquisition Rights	Total Equity
April 1, 2025 Balance	10,000	3,655,033	3,655,033		1,950,611		1,950,611		5,615,644	11		5,615,656
Fluctuations during the fiscal year	-	-	-		-		-		-	-		-
Net Income	-	-	-		39,659		39,659		39,659	-		39,659
Dividends from Surplus	-	-	-	△	79,999	△	79,999	△	79,999	-	△	79,999
Items other than shareholders’ equity During the fiscal year Variable Amount (Net)	-	-	-		-		-		-	-		-
During the fiscal year Total Variable Amount	-	-	-	△	40,339	△	40,339	△	40,339	-	△	40,339
March 31, 2026 Balance	10,000	3,655,033	3,655,033		1,910,271		1,910,271		5,575,305	11		5,575,316

Note to Individual Securities

1.	Notes on Important Accounting Policy Matters

(1)	Valuation Criteria and Methods of Securities Shares of subsidiaries and affiliates......... Cost method based on moving average method

(2)	Inventory Valuation Criteria and Methods Cost method based on moving average method (Balance sheet value is calculated by the method of devaluation due to a decrease in profitability.)

(3)	Method of depreciation of fixed assets

①	Property, plant and equipment (excluding leased assets)

Declining Ratio Method (provided, however, that buildings acquired on or after April 1, 1998 (excluding ancillary facilities) and

Facilities and structures attached to buildings acquired on or after April 1, 2016, are subject to the straight-line method.

The main service life is as follows:

Building	38～50 years
Facilities attached to the building	3～18 years
Construct	10～30 years
Vehicle Transporter	2～7 Years
Tools, Fixtures and Fixtures	2～20 years

②	Leased Assets

Leased assets related to finance and lease transactions other than the transfer of ownership

We use a straight-line method in which the lease period is the useful life and the residual value is zero.

(4)	Criteria for recording allowances

(1)	Allowance for doubtful debts

To prepare for losses due to bad debts, we record the expected number of uncollectible receivables based on the actual rate of bad debts for general receivables and the recoverability of specific receivables such as receivables of doubtful concerns.

(2)	Allowance for bonuses

To prepare for the payment of bonuses for employees, we have recorded an estimated amount corresponding to the current fiscal year out of the estimated amount to be paid.

③	Provision for retirement benefits

To prepare for retirement benefits for employees, based on the retirement benefit obligations at the end of the current fiscal year, the amount that is recognized as occurring is recorded.

Retirement benefit obligations are calculated based on the amount of voluntary payment at the end of the fiscal year stipulated in the retirement allowance regulations.

④	Point Allowance

Of the Company’s points issued under the point system for the purpose of sales promotion, they are not attributable to sales.

The amount expected to be used in the future is recorded based on the actual rate of use in the past, etc., for the unused amount.

(5)	Criteria for Recording Revenues and Expenses

Our main business is the sale of cosmetics and daily necessities, and the sale of These products are related to the delivery at the time of delivery, the customer has acquired control over the goods and has determined that the performance obligations have been satisfied. Therefore, we are aware of the revenue at the time of delivery of the product. In addition, the revenue goes to contracts with customers. It is measured by the amount obtained by deducting returns, discounts, rebates, etc. from the promised consideration.

(6)	Other important matters that form the basis for the preparation of financial statements Accounting for consumption tax, etc.

Consumption tax and other accounting procedures are based on the tax-exclusive method.

2.	Notes on Revenue Recognition

(1)	Decomposition of earnings

Our company operates wholesale, retail, e-commerce, and franchise businesses both domestically and internationally. The primary types of goods and services offered in each of these businesses include daily necessities, cosmetics, pharmaceuticals, consumer electronics, luxury goods, and trading card games.

Sales of each business	Domestic wholesale	12,199,589 thousand yen
	Domestic e-commerce	555,999 thousand yen
	Domestic retail	738,743 thousand yen
	Overseas wholesale	24,730,535 thousand yen
	Franchise business	558,995 thousand yen

(2)	Information that forms the basis for understanding earnings

This is as described in the “Accounting Standards for Revenues and Expenses” section of “Notes on Important Accounting Policies.”

3.	Notes on the Balance Sheet

(1)	Monetary claims and liabilities to affiliated companies

Accounts receivable	7,491,260 thousand yen
Short-term loan	178,312 thousand yen
Reimbursement	300,000 thousand yen
Unearned money	1,620 thousand yen
Deposit	64,900 thousand yen
Payable	1,025 thousand yen
Long-term borrowings	300,000 thousand yen

(2) Financial obligations to directors	Payable	25,722 thousand yen

4.	Notes on the Income Statement

Turnover with affiliated companies
Turnover by operating transactions
Net sales	8,963,490 thousand yen
Purchase amount	10,354 thousand yen
Selling, general and administrative expenses	188,348 thousand yen
Turnover of non-business transactions	15,265 thousand yen

5.	Notes on the Statement of Changes in Shareholders’ Equity

①	Type and total number of shares issued as of the end of the current fiscal year

Common stock	42,327,806 shares

②	The type and number of shares for the purpose of stock acquisition rights (excluding those for which the first day of the exercise period has not arrived) as of the end of the fiscal year under review.

Common stock	6,162,552 shares

6.	Notes on Tax Effect Accounting

(1)	Breakdown of deferred tax assets and liabilities by major causes

(Deferred Tax Assets)
Paid Business Establishment Tax	278 thousand yen
Allowance for bad debts	33,302 thousand yen
Bonus allowance	534 thousand yen
Point Allowance	78 thousand yen
Commodity Valuation Loss	-4,916 thousand yen
Asset retirement obligations	26,701 thousand yen
Provision for retirement benefits	16,215 thousand yen
Deferred tax asset subtotal	72,193 thousand yen
Valuation allowance	-71,302 thousand yen
Total deferred tax assets	891 thousand yen
(Deferred Tax Liabilities)
Retirement costs corresponding to asset retirement	-10,330 thousand yen
Input tax
Damages Received	-437,154 thousand yen
Total deferred tax liabilities	-447,484 thousand yen
Net deferred tax liabilities	-446,593 thousand yen

(2)	Revision of the amount of deferred tax assets and deferred tax liabilities due to changes in the rate of corporate tax, etc.

In conjunction with the introduction of the Special Defense Corporation Tax (effective for fiscal years beginning on or after April 1, 2026), deferred tax assets and deferred tax liabilities related to temporary differences expected to be resolved in the following fiscal year or later are calculated using a statutory effective tax rate of 35.43%, up from 34.59%.As a result of this change, deferred tax liabilities (net of deferred tax assets) for the current fiscal year increased by 10,626 thousand yen, and the income tax adjustment increased by the same amount.

7.	Notes on Financial Instruments

(1)	Matters related to the status of financial instruments

Borrowings are used for working capital (mainly short-term) and capital investment funds (long-term).

(2)	Matters related to the market value of financial instruments

As of March 31, 2026 (the closing date of the current fiscal year), the balance sheet amount, market value, and the difference between these amounts are as follows.

In addition, notes are omitted for cash, and notes are omitted for deposits, accounts receivable, accounts payable, and short-term borrowings because they are settled in a short period of time, so the market value approximates the book value.

(Unit: 1,000 yen)

	Amount recorded on the balance sheet (*1)	Market price(*1)	Difference
Long-term borrowings (*2)	(668,220)	(663,478)	4,741

(*1)	Liabilities are shown in parentheses.

(*2)	Includes long-term loans that are scheduled to be repaid within one year.

(Note 1) How to calculate the market value of a financial instrument

Debt

Long-term borrowings

The market value of the long-term borrowing period is calculated by discounting the total amount of principal and interest by the interest rate expected if the same new borrowing were made.

In addition, among long-term loans, those with variable interest rates are based on the book value because the market interest rate is reflected in the short term (within one year) and the market value is approximate to the book value unless the Company’s credit position differs significantly after execution.

(Note 2) Amount recorded on the balance sheet of stocks without market prices

(Unit: 1,000 yen)

Ledger Accounts	Balance sheet
Shares of affiliated companies	682,673

Shares of affiliated companies are not subject to market value disclosure because they do not have a market price.

8.	Notes on Related Party Transactions

(1)	Parent Company and Major Corporate Shareholders

(Unit: 1,000 yen)

Relationship	Name of company, etc.	Voting rights, etc. Ownership Percentage	Details of the transaction	Trading Subjects	Transaction Amount	Accounts	Balance at the end of the period
Major Shareholder (Corporation, etc.)	Tokushin G.K.	By all direct 32.07%	Secondment fee Vehicle rental expenses Borrowing of funds	Selling, general and administrative expenses Interest expense	13,904 953,424	Payables Long-term borrowings	1,025 300,000

Transaction conditions and policy for determining transaction conditions, etc.

(Note 1) Prices and other terms and conditions are determined through price negotiations, etc., considering market performance.

(2)	Subsidiaries and Affiliates, etc.

(Unit: 1,000 yen)

Relationship	Name of company, etc.	Voting rights, etc. Ownership Percentage	Details of the transaction	Trading Subjects	Transaction Amount	Accounts	Balance at the end of the period
Subsid-iary	Tokyo Lifestyle Limited	Owned Directly 100%	Purchase of goods Sale of goods Direct store expenses Trademark fees Lending of funds	Cost of goods sold Sales Selling, general and administrative expenses Miscellaneous income Interest income	920 8,963,057 154,480 7,346 5,520	Accounts receivable Short-term loans Reimbursement Unearned money	7,491,260 178,312 300,000 1,620
Affiliated Companies	Dinner Bank corporation	without	Purchase of goods Sale of goods Rent expenses and others Secondment fee	Cost of goods sold Sales Selling, general and administrative expenses Miscellaneous income	9,434 433 19,963 1,445	Unearned money Deposit Payables	128,582 64,900 172

Transaction conditions and policy for determining transaction conditions, etc.

(Note) Prices and other terms and conditions are determined through price negotiations, etc., considering market performance.

9.	Notes on Fixed Assets to be Used by Lease

In addition to fixed assets recorded on the balance sheet, some of the office equipment, etc.

It is used under a finance lease agreement outside the transfer of ownership.

10.	Notes on Per Share Information

(1)	Net assets per share	131.72 yen
(2)	Net income per share	0.94 yen

11.	MISCELLANEOUS NOTES

The listed amount is rounded down to the nearest 1,000 yen.

Appendix

From April 1, 2025

To March 31,2026

1.	Itemization of property, plant and equipment and intangible assets (including depreciation expenses recorded on investments and other assets)

(Unit: 1,000 yen)

Category	Asset’s Species	Period Leader Book value	Period Amount of increase	Period Amount of reduction	Period Depreciation amount	End of Period Book value	Impairment loss Cumulative amount	Depreciation Cumulative amount	End of Period Acquisition price
Solid Capital Production	Building	370,888	-	359,829	11,059	-	-	-	-
	Facilities attached to the building	205,416	-	71,927	24,698	108,789	-	103,651	212,441
	structure	25,501	-	23,562	1,938	-	-	-	-
	Vehicle transport equipment	657	-	-	219	437	-	8,652	9,090
	Tools, Equipment, and Fixtures	31,338	1,211	-	10,063	22,486	-	93,624	116,111
	land	340,148	-	340,148	-	-	-	-	-
	Tangible Leased Assets	23,471	12,660	5,895	9,871	20,365	-	62,341	82,707
	Total	997,422	13,872	801,363	57,851	152,079	-	268,271	420,351
Intangible fixed asset	Intangible Leased Assets	11,728	-		7,915	3,813
	software	260,677	-		55,859	204,818
	Total	272,406	-		63,774
Investments & Others Capital	Long-term upfront costs	3,538	-	1,539	194	1,804
	Total	3,538	-	1,539	194	1,804

2.	Statement of Allowance

(Unit: 1,000 yen)

Accounts	Period Length Remaining High	Increments for the current fiscal year	Reduction in the current period	End of Period Remaining High
Allowance for bad debts	151,440	113,190	-	264,630
Bonus allowance	3,087	1,507	3,087	1,507
Point Allowance	421	221	421	221
Provision for retirement benefits	37,005	12,587	3,829	45,763

3. Breakdown of selling, general and administrative expenses

(Unit: 1,000 yen)

Accounts	Current Balance		Description
Advertising expenses		22,678
Sales promotion expenses		43,800
Packing charges		411,828
Amount of point provision	△	199
Product inventory disposal loss		99
Executive compensation		59,350
Salary allowance		361,788
Provision for bonuses		4,181
Statutory benefits		46,279
Benefit expenses		686
Depreciation		121,626
Repair costs		980
Hygiene costs		1,396
Consumables costs		10,378
Utilities		11,401
Travel expenses		41,932
Commission and fees		795,878
Taxes and dues		16,639
Entertainment expenses		66,097
Insurance premiums		16,436
Communication costs		3,438
Membership fees		153
Cost of vehicles		13,259
Lease fee		4,485
Ground rent		118,054
Advisory fees		8,200
Meeting fees		915
Retirement benefit costs		12,587
Miscellaneous expenses		672
Amortization of long-term prepaid expenses		194
Provision for bad debts		113,190
Performance variance		5,048
Total Selling, General and Administrative Expenses		2,313,464